UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 7)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

Standard Pacific Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

8375C101

(CUSIP Number)

MatlinPatterson Global Advisers LLC

Attn: Robert H. Weiss, General Counsel

520 Madison Avenue, 35th Floor

New York, NY 10022

212-651-9500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copies to:

Michael Whalen

Whalen LLP

19000 MacArthur Boulevard, Suite 600

Irvine, CA 92612-1470

949-833-1700

June 14, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 8375C101	Page 2 of 13 Pages

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MP CA Homes LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds AF, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power *
	9	Sole dispositive power -0-
	10	Shared dispositive power *
11	Aggregate amount beneficially owned by each reporting person *
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) *
14	Type of reporting person (see instructions) PN

*	The Investor (as defined in the Introduction) beneficially owns, and is the record holder of, 267,829 shares of Junior Preferred and 126,400,000 shares of Common Stock. The Junior Preferred Stock, together with the Common Stock held by the Investor, currently represent 49% of the total voting power of the voting stock of the Issuer (as defined in the Introduction). The Junior Preferred Stock will vote with the Common Stock on an as-converted basis provided that the votes attributable to shares of Junior Preferred Stock held by the Investor, together with votes attributable to shares of Common Stock held by the Investor, cannot exceed 49% of the total voting power of the voting stock of the Issuer. The Junior Preferred Stock is initially convertible into up to 87,812,786.89 shares of Common Stock; however, the Investor is not entitled to convert the Junior Preferred Stock into Common Stock unless after such conversion it would hold no more than 49% of the voting power of the voting stock of the Issuer. Upon a voluntary or involuntary liquidation, dissolution or winding up of the Issuer, the holders of Junior Preferred Stock will receive the amount payable if the Junior Preferred Stock had been converted into Common Stock immediately prior to the liquidating distribution. For such purposes, the as-converted number for the Junior Preferred Stock would be 87,812,786.89 shares of Common Stock, which, together with the 126,400,000 shares of Common Stock held by the Investor, equals approximately 59% of the outstanding Common Stock. The Reporting Persons (as defined in the Introduction) share voting power and the power to dispose or direct the disposition of the Common Stock and Junior Preferred Stock held directly by the Investor.

CUSIP No. 8375C101	Page 3 of 13 Pages

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MatlinPatterson Global Opportunities Partners III L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds AF, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power *
	9	Sole dispositive power -0-
	10	Shared dispositive power *
11	Aggregate amount beneficially owned by each reporting person *
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) *
14	Type of reporting person (see instructions) PN

*	The Investor (as defined in the Introduction) beneficially owns, and is the record holder of, 267,829 shares of Junior Preferred and 126,400,000 shares of Common Stock. The Junior Preferred Stock, together with the Common Stock held by the Investor, currently represent 49% of the total voting power of the voting stock of the Issuer (as defined in the Introduction). The Junior Preferred Stock will vote with the Common Stock on an as-converted basis provided that the votes attributable to shares of Junior Preferred Stock held by the Investor, together with votes attributable to shares of Common Stock held by the Investor, cannot exceed 49% of the total voting power of the voting stock of the Issuer. The Junior Preferred Stock is initially convertible into up to 87,812,786.89 shares of Common Stock; however, the Investor is not entitled to convert the Junior Preferred Stock into Common Stock unless after such conversion it would hold no more than 49% of the voting power of the voting stock of the Issuer. Upon a voluntary or involuntary liquidation, dissolution or winding up of the Issuer, the holders of Junior Preferred Stock will receive the amount payable if the Junior Preferred Stock had been converted into Common Stock immediately prior to the liquidating distribution. For such purposes, the as-converted number for the Junior Preferred Stock would be 87,812,786.89 shares of Common Stock, which, together with the 126,400,000 shares of Common Stock held by the Investor, equals approximately 59% of the outstanding Common Stock. The Reporting Persons (as defined in the Introduction) share voting power and the power to dispose or direct the disposition of the Common Stock and Junior Preferred Stock held directly by the Investor.

CUSIP No. 8375C101	Page 4 of 13 Pages

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MatlinPatterson Global Opportunities Partners (Cayman) III L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds AF, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power *
	9	Sole dispositive power -0-
	10	Shared dispositive power *
11	Aggregate amount beneficially owned by each reporting person *
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) *
14	Type of reporting person (see instructions) PN

*	The Investor (as defined in the Introduction) beneficially owns, and is the record holder of, 267,829 shares of Junior Preferred and 126,400,000 shares of Common Stock. The Junior Preferred Stock, together with the Common Stock held by the Investor, currently represent 49% of the total voting power of the voting stock of the Issuer (as defined in the Introduction). The Junior Preferred Stock will vote with the Common Stock on an as-converted basis provided that the votes attributable to shares of Junior Preferred Stock held by the Investor, together with votes attributable to shares of Common Stock held by the Investor, cannot exceed 49% of the total voting power of the voting stock of the Issuer. The Junior Preferred Stock is initially convertible into up to 87,812,786.89 shares of Common Stock; however, the Investor is not entitled to convert the Junior Preferred Stock into Common Stock unless after such conversion it would hold no more than 49% of the voting power of the voting stock of the Issuer. Upon a voluntary or involuntary liquidation, dissolution or winding up of the Issuer, the holders of Junior Preferred Stock will receive the amount payable if the Junior Preferred Stock had been converted into Common Stock immediately prior to the liquidating distribution. For such purposes, the as-converted number for the Junior Preferred Stock would be 87,812,786.89 shares of Common Stock, which, together with the 126,400,000 shares of Common Stock held by the Investor, equals approximately 59% of the outstanding Common Stock. The Reporting Persons (as defined in the Introduction) share voting power and the power to dispose or direct the disposition of the Common Stock and Junior Preferred Stock held directly by the Investor.

CUSIP No. 8375C101	Page 5 of 13 Pages

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MatlinPatterson Global Partners III LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds AF, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power *
	9	Sole dispositive power -0-
	10	Shared dispositive power *
11	Aggregate amount beneficially owned by each reporting person *
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) *
14	Type of reporting person (see instructions) HC

*	The Investor (as defined in the Introduction) beneficially owns, and is the record holder of, 267,829 shares of Junior Preferred and 126,400,000 shares of Common Stock. The Junior Preferred Stock, together with the Common Stock held by the Investor, currently represent 49% of the total voting power of the voting stock of the Issuer (as defined in the Introduction). The Junior Preferred Stock will vote with the Common Stock on an as-converted basis provided that the votes attributable to shares of Junior Preferred Stock held by the Investor, together with votes attributable to shares of Common Stock held by the Investor, cannot exceed 49% of the total voting power of the voting stock of the Issuer. The Junior Preferred Stock is initially convertible into up to 87,812,786.89 shares of Common Stock; however, the Investor is not entitled to convert the Junior Preferred Stock into Common Stock unless after such conversion it would hold no more than 49% of the voting power of the voting stock of the Issuer. Upon a voluntary or involuntary liquidation, dissolution or winding up of the Issuer, the holders of Junior Preferred Stock will receive the amount payable if the Junior Preferred Stock had been converted into Common Stock immediately prior to the liquidating distribution. For such purposes, the as-converted number for the Junior Preferred Stock would be 87,812,786.89 shares of Common Stock, which, together with the 126,400,000 shares of Common Stock held by the Investor, equals approximately 59% of the outstanding Common Stock. The Reporting Persons (as defined in the Introduction) share voting power and the power to dispose or direct the disposition of the Common Stock and Junior Preferred Stock held directly by the Investor.

CUSIP No. 8375C101	Page 6 of 13 Pages

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MatlinPatterson Global Advisers LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds AF, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power *
	9	Sole dispositive power -0-
	10	Shared dispositive power *
11	Aggregate amount beneficially owned by each reporting person *
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) *
14	Type of reporting person (see instructions) IA

*	The Investor (as defined in the Introduction) beneficially owns, and is the record holder of, 267,829 shares of Junior Preferred and 126,400,000 shares of Common Stock. The Junior Preferred Stock, together with the Common Stock held by the Investor, currently represent 49% of the total voting power of the voting stock of the Issuer (as defined in the Introduction). The Junior Preferred Stock will vote with the Common Stock on an as-converted basis provided that the votes attributable to shares of Junior Preferred Stock held by the Investor, together with votes attributable to shares of Common Stock held by the Investor, cannot exceed 49% of the total voting power of the voting stock of the Issuer. The Junior Preferred Stock is initially convertible into up to 87,812,786.89 shares of Common Stock; however, the Investor is not entitled to convert the Junior Preferred Stock into Common Stock unless after such conversion it would hold no more than 49% of the voting power of the voting stock of the Issuer. Upon a voluntary or involuntary liquidation, dissolution or winding up of the Issuer, the holders of Junior Preferred Stock will receive the amount payable if the Junior Preferred Stock had been converted into Common Stock immediately prior to the liquidating distribution. For such purposes, the as-converted number for the Junior Preferred Stock would be 87,812,786.89 shares of Common Stock, which, together with the 126,400,000 shares of Common Stock held by the Investor, equals approximately 59% of the outstanding Common Stock. The Reporting Persons (as defined in the Introduction) share voting power and the power to dispose or direct the disposition of the Common Stock and Junior Preferred Stock held directly by the Investor.

CUSIP No. 8375C101	Page 7 of 13 Pages

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MatlinPatterson PE Holdings LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds AF, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power *
	9	Sole dispositive power -0-
	10	Shared dispositive power *
11	Aggregate amount beneficially owned by each reporting person *
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) *
14	Type of reporting person (see instructions) HC

*	The Investor (as defined in the Introduction) beneficially owns, and is the record holder of, 267,829 shares of Junior Preferred and 126,400,000 shares of Common Stock. The Junior Preferred Stock, together with the Common Stock held by the Investor, currently represent 49% of the total voting power of the voting stock of the Issuer (as defined in the Introduction). The Junior Preferred Stock will vote with the Common Stock on an as-converted basis provided that the votes attributable to shares of Junior Preferred Stock held by the Investor, together with votes attributable to shares of Common Stock held by the Investor, cannot exceed 49% of the total voting power of the voting stock of the Issuer. The Junior Preferred Stock is initially convertible into up to 87,812,786.89 shares of Common Stock; however, the Investor is not entitled to convert the Junior Preferred Stock into Common Stock unless after such conversion it would hold no more than 49% of the voting power of the voting stock of the Issuer. Upon a voluntary or involuntary liquidation, dissolution or winding up of the Issuer, the holders of Junior Preferred Stock will receive the amount payable if the Junior Preferred Stock had been converted into Common Stock immediately prior to the liquidating distribution. For such purposes, the as-converted number for the Junior Preferred Stock would be 87,812,786.89 shares of Common Stock, which, together with the 126,400,000 shares of Common Stock held by the Investor, equals approximately 59% of the outstanding Common Stock. The Reporting Persons (as defined in the Introduction) share voting power and the power to dispose or direct the disposition of the Common Stock and Junior Preferred Stock held directly by the Investor.

CUSIP No. 8375C101	Page 8 of 13 Pages

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MatlinPatterson LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds AF, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power *
	9	Sole dispositive power -0-
	10	Shared dispositive power *
11	Aggregate amount beneficially owned by each reporting person *
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) *
14	Type of reporting person (see instructions) HC

*	The Investor (as defined in the Introduction) beneficially owns, and is the record holder of, 267,829 shares of Junior Preferred and 126,400,000 shares of Common Stock. The Junior Preferred Stock, together with the Common Stock held by the Investor, currently represent 49% of the total voting power of the voting stock of the Issuer (as defined in the Introduction). The Junior Preferred Stock will vote with the Common Stock on an as-converted basis provided that the votes attributable to shares of Junior Preferred Stock held by the Investor, together with votes attributable to shares of Common Stock held by the Investor, cannot exceed 49% of the total voting power of the voting stock of the Issuer. The Junior Preferred Stock is initially convertible into up to 87,812,786.89 shares of Common Stock; however, the Investor is not entitled to convert the Junior Preferred Stock into Common Stock unless after such conversion it would hold no more than 49% of the voting power of the voting stock of the Issuer. Upon a voluntary or involuntary liquidation, dissolution or winding up of the Issuer, the holders of Junior Preferred Stock will receive the amount payable if the Junior Preferred Stock had been converted into Common Stock immediately prior to the liquidating distribution. For such purposes, the as-converted number for the Junior Preferred Stock would be 87,812,786.89 shares of Common Stock, which, together with the 126,400,000 shares of Common Stock held by the Investor, equals approximately 59% of the outstanding Common Stock. The Reporting Persons (as defined in the Introduction) share voting power and the power to dispose or direct the disposition of the Common Stock and Junior Preferred Stock held directly by the Investor.

CUSIP No. 8375C101	Page 9 of 13 Pages

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David J. Matlin
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds AF, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power *
	9	Sole dispositive power -0-
	10	Shared dispositive power *
11	Aggregate amount beneficially owned by each reporting person *
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) *
14	Type of reporting person (see instructions) IN

*	The Investor (as defined in the Introduction) beneficially owns, and is the record holder of, 267,829 shares of Junior Preferred and 126,400,000 shares of Common Stock. The Junior Preferred Stock, together with the Common Stock held by the Investor, currently represent 49% of the total voting power of the voting stock of the Issuer (as defined in the Introduction). The Junior Preferred Stock will vote with the Common Stock on an as-converted basis provided that the votes attributable to shares of Junior Preferred Stock held by the Investor, together with votes attributable to shares of Common Stock held by the Investor, cannot exceed 49% of the total voting power of the voting stock of the Issuer. The Junior Preferred Stock is initially convertible into up to 87,812,786.89 shares of Common Stock; however, the Investor is not entitled to convert the Junior Preferred Stock into Common Stock unless after such conversion it would hold no more than 49% of the voting power of the voting stock of the Issuer. Upon a voluntary or involuntary liquidation, dissolution or winding up of the Issuer, the holders of Junior Preferred Stock will receive the amount payable if the Junior Preferred Stock had been converted into Common Stock immediately prior to the liquidating distribution. For such purposes, the as-converted number for the Junior Preferred Stock would be 87,812,786.89 shares of Common Stock, which, together with the 126,400,000 shares of Common Stock held by the Investor, equals approximately 59% of the outstanding Common Stock. The Reporting Persons (as defined in the Introduction) share voting power and the power to dispose or direct the disposition of the Common Stock and Junior Preferred Stock held directly by the Investor.

STATEMENT PURSUANT TO RULE 13d-1

OF THE GENERAL RULES AND REGULATIONS UNDER THE

SECURITIES AND EXCHANGE ACT OF 1934

Introduction

This amendment (“Amendment No. 7”) amends the Schedule 13D Statement, filed July 3, 2008 (the “Statement”, as amended by Amendment No. 1 thereto, filed August 20, 2008, Amendment No. 2 thereto, filed September 4, 2008, Amendment No. 3 thereto, filed June 25, 2009, Amendment No. 4 thereto, filed November 24, 2010, Amendment No. 5 thereto, filed December 23, 2010 and Amendment No. 6 thereto, filed May 21, 2013, the “Amended Statement”) filed on behalf of (i) MP CA Homes LLC, a Delaware limited liability company (the “Investor”), (ii) MatlinPatterson Global Opportunities Partners III L.P. (“Matlin Partners (Delaware)”), a Delaware limited partnership, (iii) MatlinPatterson Global Opportunities Partners (Cayman) III L.P. (“Matlin Partners (Cayman)” and, together with Matlin Partners (Delaware), the “Matlin Partners”), a Cayman Islands limited partnership, (iv) MatlinPatterson Global Advisers LLC (“Matlin Advisers”), a Delaware limited liability company, by virtue of its investment authority over securities held by each of the Matlin Partners, (v) MatlinPatterson Global Partners III LLC (“Matlin Global Partners”), a Delaware limited liability company, as the general partner of each of the Matlin Partners, (vi) MatlinPatterson PE Holdings LLC (“Matlin PE Holdings”), a Delaware limited liability company formerly known as MatlinPatterson Asset Management LLC, as the holder of all of the membership interests in Matlin Global Partners and Matlin Advisers, (vii) MatlinPatterson LLC (“MatlinPatterson”), a Delaware limited liability company, as the holder of all of the membership interests in Matlin PE Holdings, and (viii) David J. Matlin and Mark R. Patterson each, as a holder of 50% of the membership interests in MatlinPatterson. The Investor, Matlin Partners (Delaware), Matlin Partners (Cayman), Matlin Advisers, Matlin Global Partners, Matlin PE Holdings, MatlinPatterson and David J. Matlin are collectively referred to in this Statement as the “Reporting Persons” and each is a “Reporting Person.” Mark R. Patterson no longer holds membership interests in MatlinPatterson LLC and is no longer a Reporting Person for the purpose hereof. Capitalized terms used and not defined in this Amendment No. 7 shall have the meanings set forth in the Amended Statement. Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported on the Amended Statement.

Item 4. Purpose of Transaction

Item 4 is amended and supplemented by adding the following:

On June 14, 2015, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with The Ryland Group, Inc., a Maryland corporation (“Ryland”). Subject to the terms and conditions of the Merger Agreement, the Issuer and Ryland have agreed that Ryland will merge with and into the Issuer, with the Issuer continuing as the surviving corporation (the “Surviving Corporation”), and the separate corporate existence of Ryland will cease (the “Merger”). On June 14, 2015, in connection with the Merger Agreement, the Investor and Ryland entered into a Voting Agreement. Subject to the terms and conditions of the Voting Agreement, the Investor agreed, among other things, to vote its shares of Issuer stock in favor of the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement, granted Ryland an irrevocable proxy to vote its Issuer stock in accordance with the terms of the Voting Agreement and agreed, subject to limited exceptions, not to transfer such shares, other than in accordance with the Voting Agreement. The Voting Agreement will terminate upon the earliest to occur of: (i) the effective time of the Merger, (ii) the date on which the Merger Agreement is terminated and (iii) written notice of termination of the Voting Agreement by Ryland to the Investor. Separately, the Investor has given an irrevocable notice to the Issuer to convert all of its Issuer preferred stock into Common Stock immediately following the consummation of the Merger and a related stock split.

10

On June 14, 2015, in connection with the execution of the Merger Agreement, the Investor and Standard Pacific entered into an Amended and Restated Stockholders Agreement (the “Amended Stockholders Agreement”) which amends and restates in its entirety the previous stockholders agreement dated June 27, 2008, as amended by that certain letter agreement dated April 27, 2011. The Amended Stockholders Agreement will only become effective upon the effective time of the contemplated Merger.

The material amendments to the Stockholders Agreement are as follows:

Board Representation. For so long as the Investor owns at least 20% of the total voting power of the Surviving Corporation, it will be entitled to designate two directors to serve on the Surviving Corporation’s board of directors. In the event that the Investor owns less than 20% of the total voting power of the Surviving Corporation, but at least 10% of the total voting power of the Surviving Corporation, then the Investor will be entitled to designate one director to serve on the Surviving Corporation’s board of directors. To the extent the Investor decreases its holdings of voting stock of the Surviving Corporation to less than 10%, the Surviving Corporation will have the right to request the resignation of directors designated by the Investor.

Governance Matters. The Investor has agreed to vote in favor of the post-Merger governance structure set forth in the Bylaws of the Surviving Corporation for three years.

Standstill and Transfer Restrictions. The Investor has agreed to certain standstill provisions and restrictions on its and its affiliates’ ability to transfer the securities acquired in the contemplated Merger, including a prohibition providing that prior to the date that is six (6) months following the closing of the Merger, no transfers may be made except for certain transfers to permitted affiliates that agree to be bound by the Amended Stockholders Agreement. After the expiration of such period, transfers may be made in certain limited instances, including pursuant to Rule 144 of the Securities Act of 1933, as amended, so long as, to the Investor’s knowledge, such transfer is not to any party that would have a resulting ownership of 15% or more of the Surviving Corporation’s stock following such transfer.

Registration Rights. In the event that the Investor makes a demand registration notification prior to the Surviving Corporation giving notice of an intention to file a registration statement, then the Investor will have priority in the registration and the Surviving Corporation will be able to participate in the remainder of the registration (and the Surviving Corporation will not have the right to avoid such demand registration by initiating its own offering).

The foregoing discussion is qualified in its entirety by reference to the Voting Agreement and the Amended Stockholders Agreement, the terms of each of which are incorporated herein by reference to Exhibits 13 and 14.

Item 5. Interests in Securities of the Issuer

11

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended and supplemented by adding the following:

See response to Item 4.

In connection with the Merger described in Item 4 above, the Investor has entered into the Voting Agreement and the Amended Stockholders Agreement and given notice to the Issuer to convert its preferred stock after the effective time of the Merger.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

Item 7. Material to be filed as Exhibits

The following are filed as exhibits to this Amended:

Exhibit 1	Power of Attorney of David J. Matlin (incorporated by reference to Exhibit 1 to the Schedule 13D/A filed by the Reporting Persons on August 18, 2008).

Exhibit 2	Power of Attorney of Mark R. Patterson (incorporated by reference to Exhibit 1 to the Schedule 13D/A filed by the Reporting Persons on August 18, 2008).

Exhibit 3	Agreement as to Joint Filing of Schedule 13D (incorporated by reference to Exhibit 3 to the Schedule 13D filed by the Reporting Persons on July 3, 2008).

Exhibit 4	Investment Agreement, dated as of May 26, 2008, between Standard Pacific Corp. and MP CA Homes LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on May 27, 2008).

Exhibit 5	Amendment No. 1 to Investment Agreement, dated as of June 27, 2008, between Standard Pacific Corp. and MP CA Homes LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on July 1, 2008).

Exhibit 6	Certificate of Designations relating to the Senior Convertible Preferred Stock of the Issuer (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on July 1, 2008).

Exhibit 7	Certificate of Designations relating to the Junior Convertible Preferred Stock of the Issuer (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by the Issuer on July 1, 2008).

Exhibit 8	Stockholders Agreement, dated as of June 27, 2008, between Standard Pacific Corp. and MP CA Homes LLC (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on July 1, 2008).

Exhibit 9	Warrant to purchase certain shares of Senior Convertible Preferred Stock, dated as of June 27, 2008, between Standard Pacific Corp. and MP CA Homes LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on July 1, 2008).

Exhibit 10	Amendment to Warrant to purchase certain shares of Senior Convertible Preferred Stock, dated as of November, 23, 2010, between Standard Pacific Corp. and MP CA Homes LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on November 24, 2010).

Exhibit 11	Underwriting Agreement, dated as of May 15, 2013, between Standard Pacific Corp., MP CA Homes LLC and Credit Suisse Securities (USA) LLC as representative of certain underwriters listed therein (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer on May 17, 2013).

Exhibit 12	Form of Lock-Up Agreement (incorporated by reference to Exhibit 12 to the Schedule 13D filed by the Reporting Persons on May 21, 2013).

Exhibit 13	Amendment to Stockholders Agreement, dated as of June 14, 2015 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on June 15, 2015).

Exhibit 14	Voting Agreement, dated as of June 14, 2015, between The Ryland Group, Inc. and MP CA Homes LLC. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by The Ryland Group, Inc. on June 15, 2015).

12

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2015

MP CA HOMES LLC By: /s/ Robert H. Weiss_______ Name: Robert H. Weiss Title: General Counsel	MATLINPATTERSON GLOBAL OPPORTUNITIES PARTNERS III L.P. By: /s/ Robert H. Weiss_______ Name: Robert H. Weiss Title: General Counsel
MATLINPATTERSON GLOBAL OPPORTUNITIES PARTNERS (CAYMAN) III L.P. By: /s/ Robert H. Weiss_______ Name: Robert H. Weiss Title: General Counsel	MATLINPATTERSON GLOBAL ADVISERS LLC By: /s/ Robert H. Weiss_______ Name: Robert H. Weiss Title: General Counsel
MATLINPATTERSON GLOBAL PARTNERS III LLC By: /s/ Robert H. Weiss_______ Name: Robert H. Weiss Title: General Counsel	MATLINPATTERSON PE HOLDINGS LLC By: /s/ Robert H. Weiss_______ Name: Robert H. Weiss Title: General Counsel
MATLINPATTERSON LLC By: /s/ Robert H. Weiss_______ Name: Robert H. Weiss Title: General Counsel	DAVID J. MATLIN /s/ Robert H. Weiss_______ Name: Robert H. Weiss Title: Attorney-in-Fact

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